UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 68273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOCUS SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3353 Peachtree Road, NE, Suite 1160
(No. and Street)

Atlanta   GA   30326
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Thompson 202-470-1963

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP

(Name – if individual, state last, first, middle name)

3300 Riverwood Parkway, #700   Atlanta   GA   30339
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Wilfong _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FOCUS SECURITIES LLC

of December 31 _____, 20 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOCUS SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2020

FOCUS SECURITIES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Focus Securities LLC
(a limited liability company) as of December 31, 2020, and the related statements of income,
changes in member's equity, and cash flows for the year then ended, and the related notes
(collectively referred to as the financial statements). In our opinion, the financial statements present
fairly, in all material respects, the financial position of Focus Securities LLC as of
December 31, 2020, and the results of its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Focus Securities LLC's management. Our
responsibility is to express an opinion on Focus Securities LLC's financial statements based on our
audit. We are a public accounting firm registered with the Public Company Accounting Oversight
Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities
LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of
the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require
that we plan and perform the audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement, whether due to error or fraud. Our audit included
performing procedures to assess the risks of material misstatement of the financial statements,
whether due to error or fraud, and performing procedures to respond to those risks. Such procedures
included examining, on a test basis, evidence regarding the amounts and disclosures in the financial
statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial
statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve
Requirements Under Rule 15c3-3, and Information Relating to the Possession or Control
Requirements under Rule 15c3-3 as of December 31, 2020 have been subjected to audit procedures
performed in conjunction with the audit of Focus Securities LLC's financial statements. The
supplemental information is the responsibility of Focus Securities LLC's management. Our audit
procedures included determining whether the supplemental information reconciles to the financial
statements or the underlying accounting and other records, as applicable, and performing
procedures to test the completeness and accuracy of the information presented in the supplemental
information. In forming our opinion on the supplemental information, we evaluated whether the
supplemental information, including its form and content, is presented in conformity with 17 C.F.R.
§240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1, the Computation
for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



Possession or Control Requirements under Rule 15c3-3 as of December 31, 2020 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities LLC's auditor since 2016.

Bennett Thrasher LLP

Atlanta, Georgia
February 8, 2021

ASSETS

Cash	$	1,699,764
Prepaid expenses		32,281
Deposits		5,601
Total assets	$	1,737,646

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	10,763
Due to sole member		503,237
Total liabilities		514,000
Member's equity		1,223,646
Total liabilities and member's equity	$	1,737,646

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
Commissions	$	7,839,282
Total revenue		7,839,282
Expenses		
Compensation and benefits		5,521,734
Commissions paid to other broker dealers		253,183
Commissions paid to nonregistered foreign finders		75,600
Management fees		772,831
Regulatory fees and expenses		41,566
Other		217,765
Total expenses		6,882,679
Net income	$	956,603

See accompanying notes to the financial statements

	Contributed Capital	Retained Earnings	Total
Balance, December 31, 2019	$ 148,300	$ 118,743	$ 267,043
Net income	-	956,603	956,603
Balance, December 31, 2020	$ 148,300	$ 1,075,346	$ 1,223,646

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

<u>Cash flows from operating activities:</u>		
Net income	$	956,603
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		165,000
Prepaid expenses		(197)
Deposits		1,077
Accounts payable and accrued liabilities		4,178
Due to sole member		343,726
Total adjustments		513,784
Net cash provided by operating activities		1,470,387
Net increase in cash		1,470,387
Cash, beginning of year		229,377
Cash, end of year	$	1,699,764

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS Holdings USA, Inc. (previously known as FOCUS, LLC) (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at two financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable and Allowance for Doubtful Accounts:

Accounts receivable are due from clients for assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated and, if it is determined that a client will be unable to fully meet its financial obligation, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2020, the Company had no accounts receivable due from clients.

Note A
Summary of Significant Accounting Policies (Continued)

Revenue Recognition:

The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Investment banking commission revenues solely consist of merger and acquisition transaction success fees. Success fees from these engagements are recognized at a point in time when the related transaction has been effectively closed.

The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer services. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

A portion of the fees the Company receives for advisory services are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for success fees is generally due promptly upon completion of a specified milestone, the closing of the transaction. The Company recognizes a receivable for fees where completion of the milestone has occurred, but payment by the customer has not.

Compensation and Benefits:

Compensation and benefits in the statement of income includes $5,353,194 of commissions during the year ended December 31, 2020.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, prepaid expenses, deposits, accounts payable, accrued liabilities, and due to member are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The guidance was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

The Company has adopted the standard on January 1, 2020 and has concluded that the new standard resulted in no material change to the Company's financial statements.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,185,764, which was $1,151,497 in excess of its required net capital of $34,267. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

Note C
Related Party Transactions

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2020, management fees incurred were $772,831, none of which was outstanding at year end.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2020, allocated expenses incurred under this agreement were $92,042, and are included in other expenses in the accompanying statement of income.

Note C
Related Party Transactions (Continued)

At December 31, 2020, the Company owed $5,030 to the Sole Member under the agreement. The balance is included in due to Sole Member in the accompanying statement of financial condition.

Representatives of the Company are employees of the Sole Member. Commissions earned by the representatives from the Company are remitted to the Sole Member and subsequently paid to the respective representatives. At December 31, 2020, the Company owed $498,207 to the Sole Member for commissions earned by the representatives.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from three transactions totaling $3,846,875, which comprised approximately 49% of commission revenues for the year ended December 31, 2020. There were no receivables due from these transactions at December 31, 2020.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. There is no pending litigation at December 31, 2020.

Note F
Subsequent Events

The Company evaluated subsequent events through February 8, 2021, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2020

NET CAPITAL:
    Total member's equity $ 1,223,646

    Nonallowable assets
        Prepaid expenses 32,281
        Deposits 5,601

        Total nonallowable assets 37,882

NET CAPITAL $ 1,185,764

COMPUTATION OF NET CAPITAL REQUIREMENT:
    Aggregate indebtedness
        Accrued payable and accrued liabilities $ 10,763
        Due to sole member 503,237

        Total aggregate indebtedness $ 514,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
    Minimum net capital required (the greater of $5,000 or 6 2/3% of
    aggregate indebtedness) $ 34,267

    Capital in excess of minimum requirements $ 1,151,497

    Ratio of aggregate indebtedness to net capital 0.43

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See report of independent registered public accounting firm and notes to the financial statements

FOCUS SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2020

The Company is filing an Exemption Report for fiscal year ended December 31, 2020 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2020

The Company is filing an Exemption Report for fiscal year ended December 31, 2020 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

See report of independent registered public accounting firm and notes to the financial statements



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Focus Securities LLC (the Company) identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act 0f 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 8, 2021

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



8065 Leesburg Pike
Suite 750
Vienna, VA   22182

(202) 785-9404
(202) 785-9413 fax
www.focusbankers.com

EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities to other broker dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

_____

Jonathan E. Wilfong

President

February 8, 2021

_____

Richard F. Thompson Jr.

Chief Financial Officer

February 8, 2021